Exhibit 99.1

Thomson Reuters Announces Pricing of Public Offering of US$1,300,000,000 Notes and Canadian Private Placement of C$1,000,000,000 Notes

Toronto, September 10, 2026 – Thomson Reuters (TSX/Nasdaq: TRI) announced today the pricing of

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a U.S. public offering by its subsidiary, TR Finance LLC, of (i) US$800,000,000 aggregate principal amount of 5.100% notes due 2028 and (ii) US$500,000,000 aggregate principal amount of 5.750% notes due 2033 (collectively, the “US Notes”); and

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a Canadian private placement by Thomson Reuters Corporation (“TRC”) of (i) C$350,000,000 aggregate principal amount of 4.130% notes due 2029, (ii) C$350,000,000 aggregate principal amount of 4.480% notes due 2031, and (iii) C$300,000,000 aggregate principal amount of floating rate notes due 2029 that will bear interest at a rate equal to daily compounded CORRA plus 0.76% per annum (the “Floating Rate Notes” and, collectively, the “Canadian Notes” and, together with the US Notes, the “Notes”).

The offering of the US Notes and the private placement of the Canadian Notes are each expected to close on September 17, 2026. The net proceeds from the issuance of the US Notes and the Canadian Notes will be approximately US$1,294,842,000 and C$997,027,500, respectively. Thomson Reuters plans to use the net proceeds from both offerings for general corporate purposes, including, without limitation, to repay existing indebtedness under its commercial paper program.

Interest on the US Notes and the fixed rate Canadian Notes will be payable semi-annually in arrears and interest on the Floating Rate Notes will be payable quarterly in arrears.

The US Notes will be issued by TR Finance LLC, a Delaware subsidiary of TRC, and will be fully and unconditionally guaranteed by TRC, and will also be guaranteed by certain subsidiary guarantors. The Canadian Notes will be issued by TRC and will be fully and unconditionally guaranteed by certain subsidiary guarantors.

The US Notes will be issued through a syndicate of underwriters co-led by RBC Capital Markets, BofA Securities, Barclays and Mizuho pursuant to a prospectus supplement and accompanying prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) as part of an effective joint shelf registration statement on Forms F-10 and F-3. The offering of the US Notes will also be made on a private placement basis in Canada. These documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov. A copy of the prospectus and prospectus supplement relating to the offering of the US Notes may also be obtained from Thomson Reuters by contacting the media contacts set out below, or by contacting: RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, NY 10281, Attention: Syndicate Operations, by telephone at 1-866-375-6829, by fax at 1-212-428-6308 or by email at rbcnyfixedincomeprospectus@rbccm.com; BofA Securities, Inc., 201 North Tryon Street, NC1-022-02-25, Charlotte, NC 28255-0001, Attention: Prospectus Department, by telephone at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com; and Mizuho Securities USA LLC, 1271 Avenue of the Americas, New York, NY 10020, Attention: Debt Capital Markets, or by telephone at 1-866-271-7403. Before you invest, you should read these documents and the documents incorporated by reference therein for more complete information about Thomson Reuters and the offering.

The Canadian Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws in the United States and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws. The offering of the Canadian Notes is being made exclusively to persons resident in a Canadian province, on a private placement basis through a syndicate of agents co-led by RBC Capital Markets, BMO Capital Markets and TD Securities. The Canadian Notes will not be sold to investors outside of Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws, including, but not limited to, Thomson Reuters’ expectations about the proposed offerings, the expected closing date of the offerings and the planned use of proceeds of both offerings. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-32 in the “Risk Factors” section of the company’s 2025 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities, which are available at www.sedarplus.ca, and the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov.

About Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

CONTACTS

MEDIA Zoe Zanettos Corporate Affairs zoe.zanettos@thomsonreuters.com
INVESTORS Gary E. Bisbee, CFA Head of Investor Relations gary.bisbee@thomsonreuters.com